UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   VOLKE, CARL E
   10 GOLDEN SUNSET CIRCLE


   THE WOODLANDS, TX  77381
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
   02/16/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Administration
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     5,942          D  Direct
Common Stock                                                                                     14,559         I  401(k) Plan
Common Stock                                                                                     7,526          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $23.5000                                                                                07/16/06
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $8.4375                                                                                 11/08/99
(right to buy)
Non-Qualified Stock Option     $11.6875                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/20/02
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                                09/28/00
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)
Phantom Stock Units                            11/30/98       A         100

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   7,500                     7,500         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,800                     3,800         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   11,000                    11,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,000                     8,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,000                     9,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,200                     4,200         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)


Explanation of Responses:

-
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1998.
-
To update ESOP information in Table I  previously provided to reflect 12/31/98 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Carl E. Volke
DATE